

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via E-mail
Ms. Theresa A. Balog
Vice President and Corporate Controller
VWR Funding, Inc.
100 Matsonford Road
Radnor, PA 19087

Re: VWR Funding, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 333-124100

Dear Ms. Balog:

We have reviewed your filing and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 19
Liquidity and Capital Resources, page 29

1. You disclose that the balance of cash held by foreign subsidiaries was $130.4 million. We note that your aggregate balance of cash at that date was $142.1 million. Accordingly, the balance of cash held by foreign subsidiaries is material to the total reported cash balance and we believe investors should be aware that a material portion of your total cash balance is not available to be repatriated to the United States. In future filings, please expand the liquidity section to disclose the balance of cash held by foreign subsidiaries, disclose that you would need to accrue and pay income taxes if that cash were to be repatriated back to the United States and also disclose your intent with respect to repatriating the cash. Please provide us with a copy of proposed disclosures based upon the 2010 information.

Executive Compensation, page 96

2. We reissue comment four of our letter dated July 21, 2011. Please provide a more detailed analysis as to why disclosure would cause competitive harm. In particular, clarify whether the business unit targets relate to reportable segments. To the extent that the targets relate to segments that are disclosed in the financial statements, given that the actual financial results of those business units are known, it is unclear why those targets would be considered competitively harmful.

Exhibits

3. We partially reissue comment six of our letter dated July 21, 2011. Please confirm that you will re-file Exhibits 4.1(a), 4.2(b), 4.3(b), 4.3(c) and 4.4(c) in their entirety with your next periodic report. In this regard, we note that there is no basis for excluding exhibits, schedules or attachments to agreements that are being filed pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director